SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________________ IN THE MATTER OF ENERGY EAST CORPORATION File No. 70-9609 (Public Utility Holding Company Act of 1935) ______________________________________	CERTIFICATE PURSUANT TO RULE 24

     This Certificate of Notification (the "Certificate") is filed by Energy East Corporation ("Energy East"), a New York corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The transactions proposed in the Form U-1 Application, as amended (the "Application") of Energy East in File No. 70-9609 were authorized by Order of the Securities and Exchange Commission (the "Commission") dated September 12, 2000, (the "Order"). Energy East hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act for the period July 1, 2002, through September 30, 2002.

(a)	The sales of any Common Stock or Preferred Securities by Energy East and the purchase price per share and the market price per share at the date of the agreement of sale: None
(b)

The total number of shares of Common Stock issued or issuable under options granted during the quarter under Energy East's dividend reinvestment plan and employee benefit plans or otherwise, including any plans subsequently adopted:

Under the Dividend Reinvestment Plan, 244,500 shares of Energy East common stock were issued, substantially out of treasury stock. Under employee benefit plans, 14,088 shares of Energy East common stock were purchased in the open market. Under options granted during the quarter, 13,986 shares of Energy East common stock were issuable during the quarter.

(c)

If Common Stock has been transferred to a seller of securities of a company or assets being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror:

None

(d)

The name of the guarantor and of the beneficiary of any guaranteed note, Energy East Guaranty, Intermediate Holding Company Guaranty or Nonutility Subsidiary Guaranty issued during the quarter, and the amount, terms and purpose of the guaranty:

			Terms
Guarantor	Beneficiary	Amount	Start Date	Expiration Date	Purpose
Energy East Corporation	Maritimes and Northeast Pipelines	$3,000,000	7/31/02	7/31/03	Gas purchases
Energy East Corporation	New York State Electric & Gas Corporation	$1,000,000	9/1/02	8/31/03	Gas purchases

(e)	The amount and terms of any Debentures issued during the quarter: None

(f)	The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52: None
(g)

The notional amount and principal terms of any Interest Rate Hedge or Anticipatory hedge entered into during the quarter and the identity of the parties to the instruments:

Energy East Corporation entered into the following contract:

Party	Product	Effective Date	Maturity Date	Fixed Rate	Notional Amount
UBS Warburg, LLC	Interest Rate Swap	7/26/02	11/15/06	5.75%	$250,000,000
New York State Electric & Gas Corporation entered into the following contracts:
Party	Product	Effective Date	Maturity Date	Fixed Rate	Notional Amount
The Bank of New York	Treasury Lock	8/14/02	12/17/02	4.190%	$100,000,000
UBS Warburg, LLC	Treasury Lock	9/27/02	6/4/03	4.0850%	$150,000,000

(h)	The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter:

Name	Parent Company	Amount Invested
Energy East Enterprises, Inc.	Energy East Corporation	$2,000,000
Energy East Telecommunications, Inc.	The Energy Network	$19,000

(i)

A list of U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of filing:

Central Maine Power Company - September 3, 2002
Central Maine Power Company - September 18, 2002

(j)

The amount and terms of any Short-Term Debt issued by Energy East during the quarter:

Energy East Corporation (EEC) issued short-term debt in the form of a bank credit facility during the quarter in the amount of $100 million, at interest rates ranging from 2.49% to 4.75%, and with a maximum amount outstanding of $100 million.

(k)

The amount and terms of any Short-Term Debt issued by any Utility Subsidiary during the quarter:

Central Maine Power Company (CMP) issued short-term debt in the form of bank credit facilities during the quarter ranging from $1.0 million to $15.0 million, at interest rates ranging from 2.19% to 4.75%, and with a maximum amount outstanding of $34.0 million.

The Southern Connecticut Gas Company (Southern) issued short-term debt in the form of a bank credit facility during the quarter ranging from $6.0 million to $12.0 million, at interest rates ranging from 2.36% to 2.40%, and with a maximum amount outstanding of $12 million.

Berkshire Gas Company (Berkshire Gas) issued short-term debt in the form of a bank credit facility during the quarter ranging from $1 million to $2 million, at an interest rate of 2.81%, and with a maximum amount outstanding of $12.5 million.

(l)

The amount and terms of any Short-Term Debt issued by any Intermediate Holding Company during the quarter:

Connecticut Energy Corporation (Connecticut Energy) issued short-term debt in the form of a bank credit facility during the quarter ranging from $15.0 million to $15.2 million, at an interest rate of 2.26%, and with a maximum amount outstanding of $15.2 million.

Berkshire Energy Resources issued short-term debt in the form of a bank credit facility during the quarter ranging from $1.0 million to $2.0 million, at an interest rate of 2.81%, and with a maximum amount of $11 million.

(m)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter of each company, including Energy East, that has engaged in jurisdictional financing transactions during the quarter:

Consolidated balance sheet of Energy East as of September 30, 2002, included in Energy East's Form 10-Q for the quarter ended September 30, 2002, File No. 1-14766 and incorporated by reference.

Consolidated balance sheet of CMP as of September 30, 2002, included in CMP's Form
10-Q for the quarter ended September 30, 2002, File No. 1-5139 and incorporated by reference.

Balance sheets of Southern as of September 30, 2002, filed confidentially pursuant to Rule 104.

Balance sheets of Berkshire Gas as of September 30, 2002, filed confidentially pursuant to Rule 104.

Balance sheets of Connecticut Energy as of September 30, 2002, filed confidentially pursuant to Rule 104.

Balance sheets of Berkshire Energy Resources as of September 30, 2002, filed confidentially pursuant to Rule 104.

(n)

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary:

Capital structure tables of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

(o)

A retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter:

Retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

November 19, 2002	Energy East Corporation By: /s/Robert D. Kump Name: Robert D. Kump Title: Vice President, Treasurer & Secretary